FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

第一太平

(Incorporated with limited liability under the laws of Bermuda)
Website: http://www.firstpacco.com

(Stock Code: 00142)

OVERSEAS REGULATORY ANNOUNCEMENT

(This overseas regulatory announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.)

Please refer to the attached SEC Form 17-C filed by Metro Pacific Investments Corporation with the Philippine Stock Exchange, relating to the press release issued by BDO Capital & Investment Corporation as the bank lending facility regarding the partial financing for the acquisition of a 67.1% ownership interest in Manila North Tollways Corporation.

Dated this the 11th day of December, 2008

As at the date of this announcement, the board of directors of First Pacific Company Limited comprises the following directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
Ambassador Albert F. del Rosario
Napoleon L. Nazareno
Prof. Edward K.Y. Chen*, *GBS, CBE, JP*
Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
Sir David W.C. Tang*, *KBE*

* *Independent Non-executive Directors*

dlw 1/7

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(c) THEREUNDER

1. **09 December 2008**
   Date of Report (Date of earliest event reported)

2. SEC Identification Number **CS200604494**

3. BIR Tax Identification No. **244-520-457-000**

4. **METRO PACIFIC INVESTMENTS CORPORATION**
   Exact name of issuer as specified in its charter

5. **METRO MANILA, PHILIPPINES**
   Province, country or other jurisdiction of incorporation

6. (SEC Use Only)
   Industry Classification Code:

7. **10th Floor, MGO BUILDING, LEGAZPI COR. DELA ROSA STREETS, LEGAZPI VILLAGE, MAKATI CITY, METRO MANILA, PHILIPPINES**
   ....
   Address of principal office — Postal Code

8. **(632) 888-0888**
   Issuer's telephone number, including area code

9. **NA**
   Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding
COMMON SHARES OF STOCK	7,027,726,813*

**as reported by the stock transfer agent as of 31 August 2008.*

11. Indicate the item numbers reported herein: **Item 9**

Item 9. Other Items

In relation to the disclosure of Metro Pacific Investments Corporation dated 13 November 2008 on the purchase completion of an effective 67.1% ownership interest in the Manila North Tollways Corporation (MNTC), below is the press release issued by BDO Capital & Investment Corporation as the bank lending facility.

BDO Unibank recently signed a 10-Year Fixed Rate Corporate Notes Issue with Metro Pacific Investments Corp. (MPIC) to provide partial financing for the acquisition of a 67.1% ownership interest in Manila North Tollways Corporation (MNTC), the concession holder of the North Luzon Expressway (NLEX) and a 46% stake in Tollways Management Corp. (TMC), the operator of NLEX.

BDO is the sole noteholder while its investment banking subsidiary, BDO Capital, acted as arranger and underwriter. BDO Trust, likewise, participated as facility agent, registrar, paying agent, collateral agent, and DSRA agent.

The signing ceremony was attended by Manuel V. Pangilinan, MPIC Chairman; Jose Ma. K. Lim, MPIC President & CEO; Andrew G. Shepherd, MPIC CFO; Jesus A. Jacinto, Jr., BDO Vice Chairman; Nestor V. Tan, BDO President; Walter C. Wassmer, BDO Senior Executive Vice President; Eduardo V. Francisco, BDO Capital President; Ador A. Abrogena, BDO Executive Vice President; and Rolando D. Esguerra, BDO First Vice President.

Total acquisition cost for the 67.1% stake is P12.262 billion, funded by the P6.75 billion Notes and equity and shareholder advances. The acquisition also granted MPIC the right to operate and manage the 65.8-kilometer Subic-Clark-Tarlac Expressway (SCTEX) direct link between Subic Bay Free Port and Clark Economic Zone. Moreover, it acquired a 34% interest in Private Infra Development Corp. which was awarded the concession to extend the NLEX another 88.5 kilometers from Tarlac to Rosario, La Union, when completed in full by 2013.

The deal indicates BDO's continued support to the government's priority initiatives focusing on the development of infrastructure and toll road projects as a path toward long-term growth in the country's commerce and trade activities.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the Issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

METRO PACIFIC INVESTMENTS CORPORATION — **09 December 2008**
MPIC or Issuer — Date

....
JOSE MA. K. LIM
President & CEO

FIRST PACIFIC COMPANY LIMITED

第一太平

(Incorporated with limited liability under the laws of Bermuda)
Website: http://www.firstpacco.com

(Stock Code: 00142)

OVERSEAS REGULATORY ANNOUNCEMENT

(This overseas regulatory announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.)

Please refer to the attached disclosure made by PT. Indofood Sukses Makmur Tbk., a subsidiary of the Company, to the Indonesian Stock Exchange, in relation to the Completion of the proposed acquisition of 100% ownership of Drayton Pte. Ltd., the 68.57% shareholder in PT Indolakto.

Dated this 19th day of December, 2008

As at the date of this announcement, the board of directors of First Pacific Company Limited comprises the following directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
Ambassador Albert F. del Rosario
Napoleon L. Nazareno
Prof. Edward K.Y. Chen*, *GBS, CBE, JP*
Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
Sir David W.C. Tang*, *KBE*

* *Independent Non-executive Directors*

Indofood

UNOFFICIAL TRANSLATION

No. 091/ISM/CS/XII/08 Jakarta, 19 December 2008

Indonesia Capital Market & Financial Institution Supervisory Agency
Gedung Departemen Keuangan RI, 3rd Floor
Jl. Dr. Wahidin Raya No. 1, Jakarta

Attn. : Dr. A. Fuad Rahmany, Chairman
Drs. Anis Baridwan, MBA, Head of Bureau of PKP – Real Sector

PT Bursa Efek Indonesia
Indonesia Stock Exchange Building, Tower 1, 4th Floor
Jl. Jend. Sudirman Kav. 52-53, Jakarta 12190

Attn. : Mr. Erry Firmansyah, President Director
Mr. Eddy Sugito, Listing Director

Kustodian Sentral Efek Indonesia
Indonesia Stock Exchange Building, Tower 1, 5th Floor
Jl. Jend. Sudirman Kav. 52-53, Jakarta 12190

Attn. : Ananta Wiyogo, President Director

Re. : Disclosure – Completion of Proposed Acquisition of 100% Share in Drayton Pte. Ltd. ("Drayton"), Majority Shareholder of PT Indolakto

Dear Sirs/Madam,

In relation to the proposed acquisition by PT Indofood Sukses Makmur Tbk ("Company") of 320,000,001 shares in the capital of Drayton, representing all the issued share capital of Drayton and the assignment of the outstanding non-interest bearing loan of USD100,500,000 owing by Drayton to its parent company, Pastilla, to the Company (collectively, the "Proposed Transaction"), with a purchase consideration of USD350,000,000; the Company wishes to announce that the Proposed Transaction was completed on 17 December 2008. Following the completion of the Proposed Transaction, the Company owns 100% share in Drayton and effectively owns 68.57% share in PT Indolakto.

Thank you for your kind attention.

Sincerely,
PT INDOFOOD SUKSES MAKMUR Tbk

Werianty Setiawan
Corporate Secretary

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

第一太平

(Incorporated with limited liability under the laws of Bermuda)
Website: http://www.firstpacco.com

(Stock Code: 00142)

OVERSEAS REGULATORY ANNOUNCEMENT

(This overseas regulatory announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.)

Please refer to the attached SEC Form 17-C filed by Metro Pacific Investments Corporation with the Philippine Stock Exchange, disclosing the private placement of shares with LAWL Pte. Ltd. and the purchase of additional interests in Maynilad Water Services, Inc.

Dated this the 22nd day of December, 2008

As at the date of this announcement, the board of directors of First Pacific Company Limited comprises the following directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
Ambassador Albert F. del Rosario
Napoleon L. Nazareno
Prof. Edward K.Y. Chen*, *GBS, CBE, JP*

Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
Sir David W.C. Tang*, *KBE*

* *Independent Non-executive Directors*

METRO PACIFIC INVESTMENTS

22 December 2008

PHILIPPINE STOCK EXCHANGE
Disclosure Department
4/F PSE Center, Exchange Road
Ortigas Center, Pasig City

Attention: ATTY. PETE M. MALABANAN
Head
Disclosure Department

In compliance with the requirements of the Exchange, Metro Pacific Investments Corporation respectfully furnishes a copy of SEC Form 17-C disclosing the Agreement in Principle with LAWL Pte. Ltd. ("LAWL").

Thank you.

Very truly yours,

MELODY M. DEL ROSARIO
Assistant Vice President
Media & Corporate Communications

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(c) THEREUNDER

1. 19 December 2008
Date of Report (Date of earliest event reported)

2. SEC Identification Number CS200604494

3. BIR Tax Identification No. 244-520-457-000

4. METRO PACIFIC INVESTMENTS CORPORATION
Exact name of issuer as specified in its charter

5. METRO MANILA, PHILIPPINES
Province, country or other jurisdiction of incorporation

6. (SEC Use Only)
Industry Classification Code:

7. 10th Floor, MGO BUILDING, LEGAZPI COR. DELA ROSA STREETS, LEGAZPI VILLAGE, MAKATI CITY, METRO MANILA, PHILIPPINES
....
Address of principal office — Postal Code

8. (632) 888-0888
Issuer's telephone number, including area code

9. NA
Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding
COMMON SHARES OF STOCK	7,027,726,813*

**as reported by the stock transfer agent as of 30 September 2008.*

11. Indicate the item numbers reported herein: Item 9.

Item 9. Other Items

A. Private Placement of Shares

Metro Pacific Investments Corporation ("MPI") and LAWL Pte. Ltd. ("LAWL"), has late evening of December 19, 2008 agreed in principle to the issuance by MPI in favor of LAWL or its affiliates of a total of 791,110,491 shares of common stock of MPI, under the following significant terms:

▪ Issuer:	Metro Pacific Investments Corporation ("MPI"), a Philippine-incorporated corporation listed on the Philippine Stock Exchange
▪ Type of issue:	Subscription to Unissued Common Shares of MPI by way of private placement
▪ Subscriber	LAWL Pte. Ltd. ("LAWL") and/or its designated affiliates
▪ No. of Common Shares to be issued	791,110,491 common shares from the unissued capital stock of MPI ("New MPI Shares") or 7.75% of the fully diluted share capital of MPI based on an aggregate of: (i) 9,416,766,813 common shares, representing the outstanding capital stock of MPI following the increase in its authorized capital stock and issuance of a total of 2,389,040,000 common shares to be issued to Metro Pacific Holding Inc., which are currently in process; and (ii) the New MPI Shares, but excluding the shares corresponding to the Employee Stock Option Plan of MPI, if any
▪ Price per New MPI Share:	Approximately Php2.57 per share
▪ Type of Payment:	Cash
▪ Rights of New MPI Shares:	The New MPI Shares will carry the same rights as the rights attached to existing shares of MPI listed on the Philippine Stock Exchange, including rights to participate in future rights issues of shares or other securities and dividends, scrip dividends and other distributions and rights.
▪ Issue/Closing Date:	On or before 30 June 2009
▪ Listing:	Following the issuance of the New MPI Shares on Closing Date, MPI shall file with the Philippine Stock Exchange an application for the listing of the New MPI Shares and perform any and all other acts necessary and proper therefore. MPI shall use best efforts to obtain such listing approval as soon as reasonably practicable after the Closing Date. MPI shall bear the listing fees and expenses
▪ LAWL Option:	Subject to certain exceptions, In the event MPI issues

additional common shares or any share options or warrants or other rights to subscribe for shares in MPI ("MPI Securities"), MPI agrees to issue such MPI Securities in such manner as shall give LAWL and/or each LAWL affiliate holding New MPI Shares and/or its designated nominee the right and option to purchase a pro-rata share of such MPI Securities on identical terms as the issuance in order to maintain its proportionate interest in MPI prior to such issuance. The option of LAWL and/or each LAWL Affiliate to subscribe to such proportionate MPI Securities shall be valid from the Closing Date until its termination in the event the aggregate equity interest then held by LAWL and the LAWL Affiliates in MPI falls below three percent (3%).

The issuance of the said MPI common shares to LAWL is subject to the fulfillment of certain closing conditions which include, among others, the execution of a definitive Subscription Agreement and the securing of the formal approval of the Board of Directors of MPI for said issuance. Actual issuance of the New MPI Shares shall take place on a date to be separately agreed upon by MPI and LAWL, but which date shall not be later than 30 June 2009.

Following the completion of the increase in the authorized capital stock of MPI from Php12 billion to Php 21.55 billion as previously disclosed and the issuance of the New MPI Shares, the capital structure of, and resulting shareholdings in, MPI are expected to be as follows:

	Existing (as of 12/19/08)	%	Increase (Pending)	Resulting	%	LAWL Subscription	Resulting	%
MPHI	6,834,858,068	97.3%	2,389,040,000	9,223,898,068	98.0%	-	9,223,898,068	90.4%
Public (existing)	192,868,745	2.7%	-	192,868,745	2.0%	-	192,868,745	1.9%
LAWL/Affiliates	-		-			791,110,491	791,110,491	7.7%
	7,027,726,813	100.0%	2,389,040,000	9,416,766,813	100.0%	791,110,491	10,207,877,304	100.0%

Authorized Capital	Existing		Increase		TOTAL	
	Shares	Peso value	Shares	Peso value	Shares	Peso value
Common	11,950,000,000	11,950,000,000	8,050,000,000	8,050,000,000	20,000,000,000	20,000,000,000
Preferred - A	5,000,000,000	50,000,000	-		5,000,000,000	50,000,000
Preferred - B	-		1,500,000,000	1,600,000,000	1,500,000,000	1,500,000,000
	16,950,000,000	12,000,000,000	9,650,000,000	9,650,000,000	26,500,000,000	21,550,000,000

B. Purchase of Additional Interests in Maynilad Water Services, Inc. ("Maynilad")

The same parties have likewise agreed to the sale by LAWL and the purchase by MPI of a total of 236,000 Class B Maynilad common shares ("Class B Maynilad Shares") with par value of Php1,000 per share at the aggregate price of Php2.03 billion. The completion of the aforesaid sale and purchase of issuance of the said MPI common shares to LAWL is subject to the fulfillment of certain closing conditions which include, among others, the execution of a definitive Deed of Absolute Sale of Shares and the securing of the formal approvals of the Board of Directors of LAWL for said sale, as well as confirmation from the appropriate authorities that LAWL qualifies for exemption from certain Philippine taxes. The completion shall take place on a date to be separately agreed upon by MPI and LAWL, but which date shall not be later than 30 June 2009.

MPIC has agreed to acquire, all of the rights, title, interests of LAWL in and to the Class B Maynilad Shares in line with its objective to consolidate and support its utilities/infrastructure interests in Maynilad. It is anticipated that following the acquisition of the abovedescribed Class B Maynilad Shares, MPI will have a 56.8% stake in Maynilad, consisting of its current 51.0% indirect shareholdings through DMCI-MPI Water Company, Inc. and an anticipated 5.8% direct share from LAWL. This increase of MPI's interests in Maynilad will contribute significantly.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the Issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

METRO PACIFIC INVESTMENTS CORPORATION
MPI or Issuer

19 December 2008
Date

....
JOSE MA. K. LIM
President & CEO

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated in Bermuda with limited liability)
Website: http://www.firstpacco.com
(Stock code: 00142)

ANNOUNCEMENT MADE PURSUANT TO RULE 13.09(1) OF THE LISTING RULES

DISCLOSEABLE TRANSACTION

COMPLETION OF ACQUISITION OF A MAJORITY INTEREST IN PT INDOLAKTO

The Company is pleased to announce that completion of the Acquisition took place on 17 December, 2008, resulting in the Company having an approximate 68.57% indirect effective interest in Indolakto.

Reference is made to First Pacific Company Limited (the "Company")'s overseas regulatory announcement dated 25 August 2008, discloseable transaction announcement dated 24 September 2008 and circular dated 15 October 2008, relating to, amongst other things, the acquisition of a majority interest in PT Indolakto ("Indolakto") through the acquisition of Drayton Pte. Ltd. by PT Indofood Sukses Makmur Tbk (the "Acquisition").

The Company is pleased to announce that completion of the Acquisition ("Completion") took place on 17 December, 2008, resulting in the Company having an approximate 68.57% indirect effective interest in Indolakto. Shareholders are also referred to the Company's overseas regulatory announcement of today's date.

By Order of the Board
First Pacific Company Limited
Nancy L.M. Li
Company Secretary

Hong Kong, 19 December 2008

As at the date of this announcement, the Board comprises the following Directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
Napoleon L. Nazareno
Ambassador Albert F. del Rosario
Sir David W.C. Tang*, *KBE*
Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
Prof. Edward K.Y. Chen*, *GBS, CBE, JP*

* *Independent Non-executive Directors*

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

第一太平

2009 JAN -6 A 8:01

(Incorporated with limited liability under the laws of Bermuda)
Website: http://www.firstpacco.com

(Stock Code: 00142)

OVERSEAS REGULATORY ANNOUNCEMENT

(This overseas regulatory announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.)

Please refer to the attached notice relating to:-

Filing made by Indofood Agri Resources Limited ("Indo Agri") to the Singapore Stock Exchange in relation to Indo Agri's announcement on Completion of Acquisition of PT Tani Musi Persada, PT Tani Andalas Sejahtera and PT Sumatra Agri Sejahtera by Indo Agri's listed subsidiary, PT Perusahaan Perkebunan London Sumatra Indonesia Tbk.

Dated this 23rd day of December, 2008

As at the date of this announcement, the board of directors of First Pacific Company Limited comprises the following directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
Ambassador Albert F. del Rosario
Napoleon L. Nazareno
Professor Edward K.Y. Chen*, *GBS, CBE, JP*

Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
Sir David W.C. Tang*, *KBE*

* *Independent Non-executive Directors*

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	INDOFOOD AGRI RESOURCES LTD.
Company Registration No.	200106551G
Announcement submitted on behalf of	INDOFOOD AGRI RESOURCES LTD.
Announcement is submitted with respect to *	INDOFOOD AGRI RESOURCES LTD.
Announcement is submitted by *	Mak Mei Yook
Designation *	Company Secretary
Date & Time of Broadcast	23-Dec-2008 12:37:33
Announcement No.	00019

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Proposed Acquisition of PT Tani Musi Persada, PT Tani Andalas Sejahtera And PT Sumatra Agri Sejahtera by The Company's Listed Subsidiary
Description	See attached.
Attachments	CompletionAcqTMPTASSAS.pdf Total size = **137K** (2048K size limit recommended)

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IndoAgri

a subsidiary of:

Indofood
THE SYMBOL OF QUALITY FOODS

PROPOSED ACQUISITION OF PT TANI MUSI PERSADA ("TMP"), PT TANI ANDALAS SEJAHTERA ("TAS") AND PT SUMATRA AGRI SEJAHTERA ("SAS") BY THE COMPANY'S LISTED SUBSIDIARY

The Board of Directors of Indofood Agri Resources Ltd. ("the Company") refers to its announcement dated 20 November 2008 in relation to the proposed acquisition of 99.9% interest in each of TMP and SAS, and 90% interest in TAS by its listed subsidiary on the Indonesia Stock Exchange, PT Perusahaan Perkebunan London Sumatra Indonesia Tbk ("Lonsum") (the **"Acquisition"**).

The Board of Directors of the Company wishes to announce that Lonsum has on 22 December 2008 completed the Acquisition for a total cash consideration of approximately Rp48 billion (approximately S$6.0 million). Following the completion of the Acquisition, TMP, TAS and SAS have become subsidiaries of the Company through Lonsum.

BY ORDER OF THE BOARD

Moleonoto Tjang
Executive Director

Singapore
23 December 2008

CIMB-GK Securities Pte. Ltd. was the financial adviser to the Company in relation to the acquisition of the entire issued share capital of Indofood Oil & Fats Pte. Ltd.. It assumes no responsibility for the contents of this announcement.

INDOFOOD AGRI RESOURCES Ltd.
8 Eu Tong Sen Street
#16-96/97 The Central
Singapore 059818
Company Registration No. 200106551G

Tel. +65 6557 2389
Fax. +65 6557 2387
www.indofoodagri.com

END